UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 2)
CKX, INC.
(Name of the Issuer)
CKX, INC.
THE PROMENADE TRUST
PRISCILLA PRESLEY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel	David E. Shapiro
CKx, Inc.	Wachtell, Lipton, Rosen & Katz
650 Madison Avenue	51 West 52nd Street
New York, New York 10022	New York, New York 10019
Telephone: (212) 838-3100	(212) 403-1000

Michael A. Woronoff
Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067-3206
Telephone: (310) 284-4550

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

Item 16. Exhibits
SIGNATURE
SIGNATURE

     This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 20, 2011 with the Securities and Exchange Commission (the “SEC”) by CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction (“CKx”), The Promenade Trust and Priscilla Presley, as amended by Amendment No. 1 filed with the SEC on May 23, 2011 (as previously amended, the “Schedule 13E-3”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. In connection with the Offer to Purchase, the Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 18, 2011 (as amended from time to time, the “Schedule 14D-9”).
     The information set forth in each of the Offer to Purchase and the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3. Except as specifically set forth herein, the Schedule 13E-3 remains unchanged.
Item 16. Exhibits.
     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by replacing Exhibit (a)(5)(C) in its entirety with the following:

Exhibit
No.	Description
(a)(5)(C)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Vanwhy v. CKx, Inc., et al. (Case No. 6519) (incorporated by reference to Exhibit (a)(5)(D) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule
14D-9).
     Item 16 of the Schedule 13E-3 is hereby further amended and supplemented by adding the following exhibits:

Exhibit
No.	Description
(a)(5)(F)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Leone v. Edwin M. Banks, et al. (Case No. 6524) (incorporated by reference to Exhibit (a)(5)(G) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule
14D-9).

(a)(5)(G)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Sadowski v. Michael G. Ferrel, et al. (Case No. 6535) (incorporated by reference to Exhibit (a)(5)(H) of Amendment No. 3, filed by CKx, Inc. on June 3, 2011 to the Schedule 14D-9).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2011

CKX, INC.

By:	/s/ Howard J. Tytel
Name:	Howard J. Tytel
Title:	Senior Executive Vice President, Director of Legal and Governmental Affairs

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 2, 2011

THE PROMENADE TRUST

By:	/s/ Barry Siegel
Name:	Barry Siegel
Title:	Trustee, The Promenade Trust

/s/ Priscilla Presley
Priscilla Presley